

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 15, 2009

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T, Inc.
208 S. Akard St.
Dallas, Texas, 75202

> **Re:** **AT&T, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-8610**

Dear Mr. Lindner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director